UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.4)

                      VININGS INVESTMENT PROPERTIES TRUST
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                                (Name of Issuer)

             COMMON SHARES OF BENEFICIAL INTEREST, without par value

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                         (Title of Class of Securities)

                                  927428 20 1
                                 (CUSIP Number)
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                               Peter D. Anzo
                     President and Chief Executive Officer
                       Vinings Investment Properties Trust
                        3111 Paces Mill Road, Suite A-200
                                Atlanta, GA 30339
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               March 17, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  927428 20 1                          13D

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Peter D. Anzo
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [  ]
                                                             (b)  [  ]

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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS

                       BK, PF and OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                       Georgia
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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            716,641
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             716,641
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       716,641 Common shares of beneficial interest

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       61.67%
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  14   TYPE OF REPORTING PERSON

                       IN
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                                  Schedule 13D

This Amendment No. 3 to Schedule 13D (the "Third Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on August 2, 1996 (the "Schedule 13D"), Amendment No. 1 to Schedule 13D filed on August 7, 1998, Amendment No. 2 to the Schedule 13D filed on July 22, 1999 relating to the common shares of beneficial interest, without par value (the "Shares") of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"), Amendment No. 3 to the Schedule 13D filed on May 1, 2000. This Fourth Amendment amends the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined shall have the meaning ascribed thereto in the Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

Effective  March  1,  2000,  in  a  private   transaction  which  was  completed
approximately March 17, 2000, Mr. Anzo acquired beneficial ownership of 547,982 Shares of the Trust.

     - Of these 547,982 Shares, 437,225 Shares were acquired directly by Mr. Anzo for an aggregate purchase price of $2,382,876. The consideration for the purchase of the 437,225 Shares was comprised of four sources: (1) a personal loan to Mr. Anzo from Watts Agent, L.P. dated March 1, 2000 in the amount of $1,285,000 (the "Note"), which is secured by a pledge of 566,966 of Mr. Anzo's Shares, evidenced by the Margin Stock Pledge Agreement and the Amendment to the Margin Stock Pledge Agreement both dated as of March 1, 2000 and which are included herewith as exhibits, (2) a draw on a home-equity line of credit from Regions Bank in the amount of $500,000 which is included herewith as an exhibit,
(3) an exchange of certain partnership interests and other economic interests held by Mr. Anzo in certain real estate investments with one of the sellers of Shares totaling $400,003, and (4) certain personal funds of Mr. Anzo.

     - 100,000 of these Shares were acquired for an aggregate purchase price of $545,000 by VIP Management, LLC, ("VIP") an entity currently controlled by Mr. Anzo.

     - Mr. Anzo also acquired 10,757 partnership interests (the "Units") in Vinings Investment Properties, L.P. (the "Operating Partnership") for an aggregate purchase price of $58,626. The consideration for the purchase of the 10,757 Units was the exchange of certain partnership interests and other economic interests held by Mr. Anzo in certain real estate investments held with the seller of the Units. The Units may be converted into Shares on a one-for-one basis at Mr. Anzo's option, or at the election of the Trust, into an amount of cash equal to the fair market value of the Shares at the time of conversion.


ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

As described in Item 3 above, Mr. Anzo acquired beneficial ownership of 537,225 Shares and 10,757 Units for investment purposes only in a private transaction that was effective March 1, 2000 and was completed on or about March 17, 2000.

Mr. Anzo has no present plan or proposal, except as may be required to carry out his duties and responsibilities as Chairman of the Board of Trustees, President and Chief Executive Officer of the Trust, which relates to or would result in:

(a) the acquisition or the disposition of additional securities of the Trust, except that Mr. Anzo has agreed to acquire 470,588 preferred units of the Operating Partnership from Watts Agent, L.P., Gilbert H. Watts, Jr. and any Watts family member ("Watts Affiliates") on the earlier of March 1, 2002 or the acceleration of the maturity of the Margin Loan Note, pursuant to the terms and conditions of that certain Units Purchase and Sale Agreement dated March 1, 2000, which is included herewith as an exhibit; however, no assurance can be given that Mr. Anzo may not, from time to time, acquire or dispose of additional securities of the Trust depending on future market conditions;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

(d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Trust;

(f) any other material change in the Trust's business or corporate structure;

(g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

(h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.



ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
------------------------------------------

(a) Mr. Anzo beneficially owns 716,641 Shares of the Trust, representing 61.67% of the issued and outstanding Shares as of the date hereof. Amounts reported herein include:

     - 99,312 Shares personally held and previously reported by Mr. Anzo;

     - 18,589 Shares now personally held that were previously reported as Shares indirectly held by Mr. Anzo by virtue of his ownership interest in ANTs, Inc.;

     - 40,000 Shares that were previously reported that Mr. Anzo may acquire upon the exercise of stock options;

     - 437,225 Shares personally held that were purchased by Mr. Anzo effective March 1, 2000, in a private transaction as described herein;

     -100,000 Shares owned by VIP which Mr. Anzo may be deemed to beneficially own by virtue of his ownership interest in VIP. Mr. Anzo disclaims beneficial ownership of 5,000 of the Shares held by VIP and this Third Amendment shall not be deemed an admission that Mr. Anzo is the beneficial owner of such securities.

     - 10,757 Units personally held by Mr. Anzo that are convertible on a one-for-one basis into Shares, at any time, at the option of the holder, or at the election of the Trust, the cash equal to the fair market value of such Shares at the time of the conversion, which were purchased by Mr. Anzo effective March 1, 2000, in a private transaction as described herein;

     - 10,758 Units owned by The Vinings Group that Mr. Anzo may be deemed to beneficially own by virtue of his ownership interest in The Vinings Group, that are convertible on a one-for-one basis into Shares, at any time, at the option of the holder, or at the election of the Trust, the cash equal to the fair market value of such Shares at the time of the conversion.

(b) Mr. Anzo has sole power to vote or to direct the vote and sole power to dispose of or direct the dispostion of 716,641 Common Shares of theTrust.

(c) In a private transaction that was effective March 1, 2000 and completed on or about March 17, 2000, Mr. Anzo purchased 437,225 Shares from certain other shareholders for a price of $5.45 per Share. In addition, Mr. Anzo also purchased 10,757 Units for a price of $5.45 per Unit.

In the same transaction VIP purchased 100,000 Shares for a price of $5.45 per Share.

(d) The members of VIP, and the shareholders of The Vinings Group upon conversion into shares of the Units held by The Vinings Group, are and will be entitled to receive dividends on the Shares and any proceeds of a sale of the Shares.

(e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
-----------------------------------------------------------------

As described in Item 3 above, Mr. Anzo has pledged 566,966 Shares to Watts Agent, L.P. pursuant to the terms of that certain Margin Stock Pledge Agreement by and between Peter D. Anzo and Watts Agent, L.P., (the "Stock Pledge Agreement"), which has been filed as an exhibit hereto. In brief, the Stock Pledge Agreement provides that Mr. Anzo retains all voting power with respect to the pledged shares unless and until an Event of Default occurs. According to the terms of the Stock Pledge Agreement, an Event of Default will occur if, among other things, (a) Mr. Anzo fails to make payments on the Note to Watts Agent, L.P., or (b) Mr. Anzo fails to perform any convenant contained in the Stock Pledge Agreement. In the event that an Event of Default occurs, Watts Agent, L.P. may elect to take legal title to the pledged Shares.

As reported in Item 4 above, Mr. Anzo has agreed to acquire 470,588 preferred units in the Operating Partnership from Watts Affiliates on the earlier of March 1, 2002 or the acceleration of the maturity of the Margin Loan Note, pursuant to the terms and conditions of that certain Units Purchase and Sale Agreement dated March 1, 2000, which is included herewith as an exhibit;


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

(a) Promissory Note dated March 1, 2000 in the amount of $1,285,000.

(b) Margin Stock Pledge Agreement dated March 1, 2000 in the face amount of $1,285,000.

(c) Amendment to the Margin Stock Pledge Agreement dated March 1, 2000.

(d) Units Purchase and Sale Agreement dated March 1, 2000.

(e) Regions Bank Promissory Note dated February 4, 2000.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  May 2, 2000                               /s/ Peter D. Anzo
                                             -----------------------------------
                                                     Peter D. Anzo